

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2013

Mr. Soo Cheol Hwang
Chief Financial Officer
SK Telecom Co., Ltd.
SK T-Tower 30th Floor
11, Euljiro 2-Ga, Jung-gu, Seoul, Korea

Re: SK Telecom Co., Ltd.
Form 20-F for the Year Ended December 31, 2012
Filed April 30, 2013
File No. 333-04906

Dear Mr. Hwang:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2012

Involvement in Certain Legal Proceedings, page 78

1. We note your disclosure about the indictment of the Company's former Chairman of Board of Directors and the Chief Executive Officer of SK Holdings, Inc., the controlling entity of the Company, for misappropriation of Won 46.85 billion of the Company's corporate funds and additional funds of other affiliates. In this regard and with a view towards expanded disclosure, please provide us with the following information:

    -   During what period of time was the fraud committed?

- Were there any controls in place in prior years to detect the misappropriation of assets? If so, tell us your conclusions regarding the effectiveness of such controls?

- Did you re-evaluate the impact on the Company's ICFR opinion in prior years as a result of this matter? If so, what was your conclusion?

- Did you place additional controls to detect the misappropriation of assets during the fiscal year 2012?

- Tell us if there were any errors in the prior years' financial statements in connection with this matter. If there were, please quantify the impact of the errors on all affected financial statement line items and explain to us your assessment of materiality.

6. Trade and Other Receivables, page F-41

26. Finance Income and Costs, page F-76

31. Financial Risk Management, page F-88

2.   We note that you have classified Won 553 billion of trade receivables as "impaired" and your allowance for doubtful accounts for trade receivables was Won 213 billion as of the year ended 2012. Please provide us with the following information:

- Tell us how you define "impaired" trade receivables.

- Tell us how much in allowances were provided for "impaired" receivables in the past three years and what was the basis of your determination.

- Tell us what was written off in relation to the "impaired" trade receivables over the past three years.

17. Provisions, page F-64

Cellular Services Segment, page 60

Critical Accounting Policies, Estimates And Judgments, page 75

3.   We note that your provision for handset subsidy as of fiscal year 2012 has decreased by approximately 54% from 2011, and the utilization of Won 682 billion in 2012 was approximately 89% of the prior year's provision of Won 762 billion. In the disclosure

about the operating results of the cellular services segment on page 60, you indicated that digital handset sales increased by 43.8% in 2012. You also disclosed that you "*provide handset subsidies to subscribers who purchase handsets on an installment basis….and estimate a provision for handset subsidies to be paid at the time telecommunication service contracts are made*". Please explain to us the factors that you considered in estimating the provision for handset subsidies and the assumptions you used in such estimates in 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director